                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________



                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934



                               (Amendment No.  )



                        North American Scientific, Inc.
                     -------------------------------------
                               (Name of Issuer)



                         Common Stock, $0.01 par value
                        ------------------------------
                        (Title of Class of Securities)



                                   65715D100
                                ---------------
                                (CUSIP Number)



                              Andrew S. Paul, Esq.
                        c/o Tudor Investment Corporation
                         One Liberty Plaza (51st Floor)
                           New York, New York  10006
                                (212) 602-6700
                          ---------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                               November 13, 1997
                               -----------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

--------------------
CUSIP NO. 65715D100
--------------------
-----------------------------------------------------------------

1    NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Tudor Investment Corporation
     TIN: 22-2514825
-----------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]
                                                  (b)  [X ]
-----------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------

4.   SOURCE OF FUNDS

     OO
-----------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                       [X ]
-----------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------

                7     SOLE VOTING POWER
  NUMBER OF           0
  SHARES        -------------------------------------------------
BENEFICIALLY    8     SHARED VOTING POWER
  OWNED BY            284,700
  EACH          -------------------------------------------------
 REPORTING      9     SOLE DISPOSITIVE POWER
  PERSON              0
  WITH          -------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      284,700
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                      284,700
-----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                  [  ]
-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      6.7%
-----------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
-----------------------------------------------------------------

--------------------
CUSIP NO. 65715D100
--------------------
-----------------------------------------------------------------

1   NAME OF REPORTING PERSON

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Paul Tudor Jones, II
    TIN:
-----------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a)  [  ]
                                          (b)  [X ]
-----------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------

4.  SOURCE OF FUNDS

    OO
-----------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                [  ]
----------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
----------------------------------------------------------------
                        7   SOLE VOTING POWER
  NUMBER OF                 0
    SHARES              ----------------------------------------
BENEFICIALLY            8   SHARED VOTING POWER
  OWNED BY                  300,000
    EACH                ----------------------------------------
 REPORTING              9   SOLE DISPOSITIVE POWER
   PERSON                   0
    WITH                ----------------------------------------
                        10  SHARED DISPOSITIVE POWER
                            300,000
----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
                            300,000
-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                  [  ]
-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            7.1%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    IN
-----------------------------------------------------------------

--------------------
CUSIP NO. 65715D100
--------------------
-----------------------------------------------------------------

1   NAME OF REPORTING PERSON

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    The Raptor Global Fund Ltd.
    TIN:  n/a
-----------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]
                                                  (b)  [X ]
-----------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------

4.   SOURCE OF FUNDS
     OO
-----------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                         [  ]
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
-----------------------------------------------------------------
                  7   SOLE VOTING POWER
  NUMBER OF           0
    SHARES        -----------------------------------------------
BENEFICIALLY      8   SHARED VOTING POWER
  OWNED BY            125,100
    EACH          -----------------------------------------------
 REPORTING        9   SOLE DISPOSITIVE POWER
   PERSON             0
    WITH          -----------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      125,100
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                      125,100
-----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                          [  ]
-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      2.9%
-----------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
-----------------------------------------------------------------

--------------------
CUSIP NO. 65715D100
--------------------
-----------------------------------------------------------------

1   NAME OF REPORTING PERSON

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    The Raptor Global Fund L.P.
    TIN: 13-3735415
-----------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a)  [  ]
                                          (b)  [X ]
-----------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                [  ]
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF          0
  SHARES        -------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY          45,300
  EACH          -------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
  PERSON            0
  WITH          -------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    45,300
-----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
                    45,300
-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                  [  ]
-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     1.1%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    PN
-----------------------------------------------------------------

--------------------
CUSIP NO. 65715D100
--------------------
-----------------------------------------------------------------

1   NAME OF REPORTING PERSON

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Tudor Arbitrage Partners L.P.
    TIN:  13-3496979
-----------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                               (a)  [  ]
                                               (b)  [X ]
-----------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------
4.  SOURCE OF FUNDS
    OO
-----------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                [  ]
-----------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
-----------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF         0
  SHARES        -------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY          15,300
   EACH         -------------------------------------------------
  REPORTING     9   SOLE DISPOSITIVE POWER
  PERSON            0
  WITH          -------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    15,300
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                    15,300
-----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                  [  ]
-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     0.4%
-----------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     PN
-----------------------------------------------------------------

--------------------
CUSIP NO. 65715D100
--------------------
-----------------------------------------------------------------

1   NAME OF REPORTING PERSON

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Tudor Global Trading LLC
    TIN:  13-3862744
-----------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a)  [  ]
                                          (b)  [X ]
-----------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                [  ]
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF         0
  SHARES        -------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY          15,300
  EACH          -------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
  PERSON            0
  WITH          -------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    15,300
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                    15,300
-----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                       [  ]
-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     0.4%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    OO
-----------------------------------------------------------------

--------------------
CUSIP NO. 65715D100
--------------------
-----------------------------------------------------------------
1   NAME OF REPORTING PERSON

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Tudor BVI Futures, Ltd.
    TIN: n/a
-----------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a)  [  ]
                                          (b)  [X ]
-----------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------
4.  SOURCE OF FUNDS
    OO
-----------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                [  ]
-----------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    British Virgin Islands
-----------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF         0
    SHARES      -------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY          114,300
    EACH        -------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON           0
    WITH        -------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    114,300
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                    114,300
-----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                       [  ]
-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    2.7%
-----------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
-----------------------------------------------------------------

Item 1.  Security and Issuer
         -------------------

  This Schedule 13D, dated February 19, 1998, relates to the Common Stock, $0.01 par value per share ("Common Stock"), of North American Scientific, Inc., a Delaware corporation (the "Company"), and is filed by Tudor Investment Corporation, a Delaware corporation ("TIC"), Paul Tudor Jones, II, a natural person and a citizen of the United States ("Mr. Jones"), The Raptor Global Fund Ltd., a company organized under the laws of the Cayman Islands ("Raptor Ltd."), The Raptor Global Fund L.P., a Delaware limited partnership ("Raptor L.P."), Tudor Arbitrage Partners L.P., a Delaware limited partnership ("TAP"), Tudor Global Trading LLC, a Delaware limited liability company ("TGT"), and Tudor BVI Futures, Ltd., a corporation organized under the laws of the British Virgin Islands ("Tudor BVI" and collectively with TIC, Mr. Jones, Raptor Ltd., Raptor L.P., TAP and TGT, the "Reporting Persons").* The summaries of information on schedules attached hereto are qualified in their entirety by reference to such schedules, which are incorporated by reference herein.

  The Company's principal executive offices are located at 7435 Greenbush Avenue, North Hollywood, CA 91605.


Item 2.  Identity and Background.
         -----------------------

  The Reporting Persons are TIC, Mr. Jones, Raptor Ltd., Raptor L.P., TAP, TGT and Tudor BVI. The business address of each of TIC, Mr. Jones, Raptor L.P., TAP and TGT is c/o Tudor Investment Corporation, 600 Steamboat Road, Greenwich, Connecticut 06830. The business address of each of Raptor Ltd. and Tudor BVI is c/o Curacao International Trust Company N.V., Kaya Flamboyan 9, Curacao, Netherlands Antilles.

  TIC is an international money management firm that provides investment advice to Raptor Ltd., Raptor L.P. and Tudor BVI, among others. TIC is also the sole general partner of Raptor L.P.

  Mr. Jones' principal employment is as Chairman and Chief Executive Officer of TIC of which he owns a majority of the capital stock and voting securities.

  Each of Raptor Ltd., Raptor L.P., TAP and Tudor BVI is an investment fund which principally invests in debt, equity, derivative securities and other financial instruments for the benefit of the holders of its partnership, stock and other capital securities.

--------
* For purposes of this Statement on Schedule 13D the Reporting Persons have filed as a "group". Nevertheless, the Reporting Persons hereby disclaim that they are members of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

  TGT is the sole general partner of TAP.

  The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each natural person that is a director or executive officer of TIC, TGT, Raptor Ltd. or Tudor BVI is set forth on Schedule I hereto and is incorporated by reference herein.

  During the last five years, none of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on
Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any Reporting Person or any person listed on Schedule I was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law, except as follows:

  On September 12, 1996, TIC settled a proceeding with the Securities and Exchange Commission (the "SEC") relating to alleged violations of the "uptick rule" in connection with certain sales of stock over a two day period in March 1994. Without admitting or denying the SEC's findings, TIC paid a civil penalty of $800,000, and agreed not to violate the uptick rule in the future.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

  As more fully set forth on Schedule II hereto, on November 13, 1997, Raptor L.P., Raptor Ltd., TAP and Tudor BVI purchased 125,100, 45,300, 15,300 and 114,300 shares of Common Stock, respectively. Such shares were acquired by each such Reporting Person in a private transaction with the Company for cash funded by (i) capital contributions to such Reporting Person and (ii) the proceeds of transactions with respect to prior investments held by such Reporting Person.


Item 4.  Purpose of Transaction.
         ----------------------

  Each of Raptor Ltd., Raptor L.P., TAP and Tudor BVI initially acquired the Common Stock beneficially owned by such Reporting Person for investment purposes. Each of such Reporting Persons intends to continue to evaluate their respective investments in Common Stock based on the Company's financial condition, results of operations and prospects as well as other then existing or anticipated facts and circumstances including general economic, market and other financial conditions.

Accordingly, each of the Reporting Persons reserves the right to change its plans and intentions with respect to its investment in securities of the Company at any time, as it deems appropriate. In particular, each of the Reporting Persons may at any time and from time to time (i) acquire additional shares of Common Stock, (ii) dispose of Common Stock, or (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock. There can be no assurance that any Reporting Person will increase or decrease its investment in the Company or as to the number of shares of Common Stock or derivative securities that may be bought or sold in any such transactions.

  Except as set forth in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the transactions, actions or events enumerated in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

  Attached hereto as Schedule II is a list of the transactions by each of the Reporting Persons in Common Stock since November 13, 1997.

  Because TIC is the sole general partner of Raptor L.P. and provides investment advisory services to Raptor Ltd., Raptor L.P. and Tudor BVI, TIC may be deemed to beneficially own the shares of Common Stock owned by each of such Reporting Persons. TGT, as the sole general partner of TAP, may be deemed to beneficially own the shares of Common Stock owned by TAP. In addition, because Mr. Jones owns a majority of the capital stock and voting securities of TIC and indirectly owns a majority of the equity interests in TGT, Mr. Jones may be deemed to beneficially own the shares of Common Stock deemed beneficially owned by TIC and TGT.

  Based on information contained in the Company's Annual Report on Form 10-KSB that there were 4,251,201 shares of Common Stock issued and outstanding as of January 21, 1998, each Reporting Person beneficially owns (or, with respect to TIC, Mr. Jones and TGT, may be deemed to beneficially own) the number and percentage of outstanding shares of Common Stock listed in the responses to Items 11 and 13, respectively, of the cover page filed herewith for such Reporting Person. In addition, the number of shares of Common Stock beneficially owned (or, with respect to TIC, Mr. Jones and TGT, which may be deemed beneficially owned) by each Reporting Person with respect to which such Reporting Person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page filed herewith for such Reporting Person. The voting and dispositive power is reported as shared because each of Raptor Ltd., Raptor L.P. and Tudor BVI has the power to remove TIC as its investment advisor or general partner and because TAP has the power to remove TGT as its general partner. Each of Raptor Ltd., Raptor L.P., TAP and Tudor BVI expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by any other such Reporting Person and each of TIC, Mr. Jones and TGT disclaim beneficial ownership of the Common Stock beneficially owned by Raptor Ltd., Raptor L.P., TAP and Tudor BVI and, in the case of Mr. Jones, TIC and TGT.

Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to Securities
         of the Issuer
         -------------------------------------------

  Each of Raptor Ltd., Raptor L.P., TAP and Tudor BVI purchased their shares of Common Stock pursuant to a Common Stock Purchase Agreement, made as of November 10, 1997 (the "Purchase Agreement"), between the Company and the investors (the "Investors") named therein.

  Pursuant to the Purchase Agreement, the Company agreed to file with the SEC within 15 days following the closing (the "Closing Date") of the sale of Common Stock under the Purchase Agreement a registration statement on Form S-3 (the "Registration Statement") covering resales of the shares of Common Stock purchased by the Investors. The Purchase Agreement provides that the Company will use its best efforts to keep such registration statement effective until the earlier of (a) the second anniversary of the Closing Date, (b) such date as all of the shares of Common Stock so registered have been resold of (c) such times as all of the shares of Common Stock so registered can be sold within a given three-month period pursuant to Rule 144.

  The Company filed the Registration Statement with the SEC on November 26, 1997. The SEC declared the Registration Effective on December 5, 1997.

  A form of the Purchase Agreement is attached as Exhibit 1 hereto.

Item 7.  Material to Be Filed as Exhibits
         --------------------------------

         (1)  Form of Common Stock Purchase Agreement

  SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  February 19, 1998


                            TUDOR INVESTMENT CORPORATION



                            By:   \s\ Andrew S. Paul
                                --------------------
                            Name:  Andrew S. Paul
                            Title: Vice President &
                                General Counsel



                               \s\ Paul Tudor Jones, II
                            ---------------------------
                            Paul Tudor Jones, II



                            THE RAPTOR GLOBAL FUND LTD.

                            By: TUDOR INVESTMENT CORPORATION,
                                  Trading Advisor


                                By:   \s\ Andrew S. Paul
                                    --------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel



                            THE RAPTOR GLOBAL FUND L.P.

                            By: TUDOR INVESTMENT CORPORATION,
                                  General Partner



                                By:   \s\ Andrew S. Paul
                                    --------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel

                            TUDOR ARBITRAGE PARTNERS L.P.

                            By: TUDOR GLOBAL TRADING LLC,
                                  General Partner



                                By:   /s/ Andrew S. Paul
                                    --------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel



                            TUDOR GLOBAL TRADING LLC



                            By:   /s/ Andrew S. Paul
                                --------------------
                            Name:  Andrew S. Paul
                            Title: Vice President &
                                   General Counsel



                            TUDOR BVI FUTURES, LTD.

                            By: TUDOR INVESTMENT CORPORATION,
                                  Trading Advisor



                                By:   /s/ Andrew S. Paul
                                    --------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel

                                                            Schedule I



                              EXECUTIVE OFFICERS AND DIRECTORS
                              OF THE REPORTING PERSONS


I.  TIC


  The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of TIC is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of TIC, (ii) the business address of such person is c/o TIC at the address of TIC set forth under Item 2 of this Schedule 13D,
(iii) such person is a citizen of the United States and (iv) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.


                         Principal Occupation/
Name                     Business Address
----                     -----------------------------

Paul Tudor Jones, II*    Chairman of the Board of Directors, Chief Executive
                         Officer of TIC.

Mark F. Dalton           Director, President and Chief Operating Officer of TIC.

James J. Pallotta        Director and Vice President of TIC.

David E. Allanson        Director of TIC.  Mr. Allanson trades in
Citizen of United        securities and other financial instruments
Kingdom                  for Tudor Proprietary Trading, L.L.C. and certain
                         investment funds advised by Tudor Capital (U.K.), L.P., both of which are located at The Upper Mill, Kingston
                         Road, Ewell, Surrey  KT17 2AF, England.

Andrew S. Paul           Director, Vice President, General Counsel and Corporate
                         Secretary of TIC.

Richard L. Fisher        Director of TIC.  Mr. Fisher is Vice President of
                         Investments and Acquisitions and a Managing Director of Dunavant Enterprises, Inc., 3797 Getwell Road, Memphis,
                         TN  38118.

Mark Pickard             Director, Vice President and Chief Financial Officer of
                         TIC.

Robert P. Forlenza       Director and Vice President of TIC.

----------
* See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of Common Stock.

II.  RAPTOR LTD.

  The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Raptor Ltd. is set forth below. To the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.


                         Principal Occupation/
Name                     Business Address
----                     -------------------------------


Inter Caribbean          Director of Raptor Ltd.  The principal
Services Ltd.            place of business of Inter Caribbean
Incorporated in          Services Ltd. is c/o Curacao
 British Virgin          International Trust Company N.V.
 Islands                 ("CITCO"), Kaya Flamboyan 9, Curacao, Netherlands
                         Antilles.

Bernard A. Loze          Director of Raptor Ltd.  Chairman and
Citizen of France        Chief Executive Officer of Loze et Associe, 43, Avenue
                         Marceau, Paris 75116, France, which is a consulting firm that provides financial and investment advice to international clients.

Arpad A. Busson          Director of Raptor Ltd.  Chairman of
Citizen of France        European Investment Managers, c/o Harney, Westwood &
                         Riegels, P.O. Box 71, Road Town, Tortola, British
                         Virgin Islands, which is a consulting and money management firm.

Jean-Pierre Jacquemoud   Director of Raptor Ltd.  Attorney,
Citizen of Switzerland   Jacquemoud & Stanislas, 2, rue Bellow, Geneva 1206,
                         Switzerland.

III.  TUDOR GLOBAL TRADING LLC


  The name and present principal occupation or employment of each executive officer of TGT is set forth below. Each of such persons holds identical titles for TIC and TGT. The business address of such person is c/o TIC at the address of TIC set forth under Item 2 of this Schedule 13D, each such person is a citizen of the United States and to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.

Name                   Principal Occupation
----                   ---------------------------------------

Paul Tudor Jones, II*  Chairman of the Board of Directors, Chief Executive
                       Officer of TIC.

Mark F. Dalton         Director, President and Chief Operating Officer of TIC.

James J. Pallotta      Director and Vice President of TIC.

Andrew S. Paul         Director, Vice President, General Counsel and Corporate
                       Secretary of TIC.

Mark Pickard           Director, Vice President and Chief Financial Officer of
                       TIC.

Robert P. Forlenza     Director and Vice President of TIC.

--------
* See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of Common Stock.

IV.  TUDOR BVI

  The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Tudor BVI is set forth below. To the knowledge of the Reporting Persons, the below listed persons neither currently beneficially own nor have had any transactions in the Common Stock.

                         Principal Occupation/
Name                     Business Address
----                     -------------------------------

Inter Caribbean          Director of Tudor BVI.  See information
Services Ltd.            under Raptor Ltd.

David P. d'Abrumenil     Director of Tudor BVI.  Chairman,
Citizen of United        Lionspring Enterprises Limited,
Kingdom                  36 John Street, London WC1N 2AT, England, which is a
                         financial consulting firm.

Jean-Pierre Jacquemoud   Director of Tudor BVI.  See information under Raptor
                         Ltd.

Bernard A. Loze          Director of Tudor BVI.  See information under Raptor
                         Ltd.

Arpad A. Busson          Director of Tudor BVI.  See information under Raptor
                         Ltd.

Karl-Erbo G. Kageneck    Director of Tudor BVI. Attorney,
Citizen of Germany       TMW/AG, Wittelsbacher Platz 1, Munich Germany 80333

                                                                     Schedule II

                                TRANSACTIONS

  All shares of Common Stock were acquired in connection with the Exchange.

Tudor BVI
---------

Date    Transaction  # Shares  $/Share
------  -----------  --------  --------

11/13/97  Purchase    114,300  $18.0000

Total Common Stock beneficially owned as of the date of this Schedule 13D: 114,300


Raptor L.P.
-----------

Date    Transaction  # Shares  $/Share
------  -----------  --------  --------

11/13/97  Purchase    45,300  $18.0000

Total Common Stock beneficially owned as of the date of this Schedule 13D: 45,300


TAP
---

Date    Transaction  # Shares  $/Share
------  -----------  --------  --------

11/13/97  Purchase    15,300  $18.0000

Total Common Stock beneficially owned as of the date of this Schedule 13D: 15,300


Raptor Ltd.
-----------

Date    Transaction  # Shares  $/Share
------  -----------  --------  --------

11/13/97  Purchase    125,100  $18.0000

Total Common Stock beneficially owned as of the date of this Schedule 13D: 125,100

EXHIBIT INDEX
-------------



Exhibit No.            Description
-----------            ----------------------

    (1)                Form of Common Stock Purchase Agreement